
July 14, 2020

Carlo Brovero
Chief Executive Officer
StorEn Technologies Inc.
25 Health Sciences Drive
Stony Brook, NY 11790

> **Re: StorEn Technologies Inc.**
> **Offering Statement on Form 1-A**
> **Filed June 18, 2020**
> **File No. 024-11240**

Dear Mr. Brovero:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Summary, page 4

1. We note your risk factor disclosure that under the terms of the Subscription Agreement each investor agrees to indemnify the Proxy. Please revise this section to include prominent disclosure regarding the indemnification obligations of the investors and provide us with an analysis as to how this provision is consistent with the indemnification provisions of the federal securities laws.

Use of Proceeds, page 17

2. We note that you plan to use the proceeds for salaries and general administration. Please disclose whether the proceeds will be used to pay accrued salaries or to make payments to or repay debts to officers, directors or other affiliates of the company.

Financial Statements

Independent Auditor's Report, page F-1

3.	We note that the audit report is dated April 21, 2019 for financial statements for the period ended December 31, 2019. Please have your auditor update the report to the correct date of April 21, 2020 referenced in the consent.

Statement of Changes in Shareholders' Equity, page F-6

4.	Please explain why your net losses for each year presented are not included in your retained earnings (deficit) balance. Please amend your statement of changes in shareholders' equity to reflect net income (loss) in the retained earnings column.

Notes to Financial Statements
Note C - Summary of Significant Accounting Policies
Sales Contract, page F-8

5.	We note your recognition of revenue upon the completion of the performance obligation "acquisition of battery material." Please explain how this performance obligation meets the criteria of ASC 606-10-05-4b. A good or service is distinct if the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer and the entity's promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. Please also explain whether the shares to be issued by the company on a pro rata basis as the contract is complete has any impact on the determination of and allocation of the transaction price and the timing of your revenue recognition.

General

6.	It appears that StartEngine Crowdfunding, Inc. may be acting as an underwriter. Please identify StartEngine Crowdfunding, Inc. as such or explain why it is not an underwriter.

7.	You disclose that each investor is required to pay a cash commission to StartEngine Primary on sales of securities into states in which it is registered equal to the lesser of 3.5% of the amount invested and $700. Please provide an analysis regarding whether the investor-paid commission should be included: (i) in the aggregate offering price under Rule 251(a)(2) under the Securities Act and (ii) in the aggregate purchase price paid by an investor when calculating the maximum amount non-accredited investors may invest under Rule 251(d)(2)(i)(C) under the Securities Act.

8.	We note that you are offering bonus shares under the StartEngine bonus program and additional bonus shares based on investment thresholds. Please disclose the exemption from registration that you will rely upon to issue and briefly state why the exemption is available for this issuance.

	We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have

FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Melissa Raminpour, Accounting Branch Chief, at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Special Counsel, at 202-551-3754 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing